                                                                    EXHIBIT 12.1


               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                       (in thousands, except ratio data)


                                                       3 MONTHS ENDED
                                                         MARCH 31,
                                                    -------------------
                                                      1999(1)    1998      1998(2)     1997      1996       1995       1994
                                                    -------     -------    -------    -------    -------    -------    ------
Pretax Income (Loss) from Continuing Operations:     26,090      27,272    (50,931)     6,001    309,153    172,262     90,076

Loss Recognized On Investment in Less than 50%
  Owned Person Accounted for under the Equity
  Method                                                 --          --        --          --         --         --         --

Minority Interest in the Loss of Majority-Owned
  Subsidiary                                             --          --        --          --         --         --         --

Fixed Charges:

Interest Expense and Amortization of Debt
  Discount                                           13,271      10,880     47,471     32,025     17,948      9,109      5,693

Amortization of Debt Expense                             81          25        227         81          0          0          0

Appropriate Portion of Rent Expense Related
  to Interest Charges                                   770         753      2,665      2,271      2,442      1,068        757
                                                    -------     -------    -------    -------     ------    -------    -------
Total Fixed Charges                                  14,122      11,658     50,363     34,377     20,390     10,177      6,450

Less: capitalized interest                               --          --         --       (511)    (4,726)      (540)    (2,629)

Earnings (Loss) Before Income Taxes, Loss on
  Investment Accounted for Under Equity
  Method, Minority Interest, and Fixed Charges       40,212       38,930      (568)    39,867    324,817    181,899     93,897
                                                    -------     --------    ------    -------    -------    -------    -------
Ratio of Earnings to Fixed Charges                      2.8x         3.3x       --        1.2x      15.9x      17.8x      14.6x
                                                    =======     ========    ======    =======    =======    =======    =======



(1) Pretax income for the first quarter of 1999 excludes a cumulative effect of a change in accounting principle, net of tax effect, of ($29,068).

(2) The amount of the deficiency in order to get the ratio equal to a 1 to 1 coverage is $49,795. The deficiency represents the amount of additional earnings necessary to cover fixed charges such that the ratio is equal to 1.0.